Exhibit (a)(1)(xii)

From:	RHD — Leadership Announcement
Subject:	Mailing of Exchange Offer Packets
Date:	June 13, 2008
Good afternoon,
As communicated to you in May, our shareholders approved a program that enables us to realign the exercise prices of previously granted stock options and stock appreciation rights (SARs) with the current value of our common stock through the issuance of new SARs in exchange for certain outstanding stock options and SARs. The new SARs are expected to be granted in mid-July with an exercise price equal to the value of our common stock on the grant date, will vest over a three-year period and will have a new seven-year life.
Through this program we are able to provide employees whose energy and dedication are necessary to generate future revenue growth and create value for our investors with an opportunity to benefit from any future appreciation of our common stock.
Detailed information and the election forms to participate in the exchange program are being mailed to your homes and should arrive within the next few days. We ask that you carefully review these materials. For those who elect to participate in the exchange program, a properly completed and executed election form must be returned to us no later than 12:00 midnight Eastern Daylight Time on July 10, 2008. You are receiving this email because you hold options or SARs that are eligible for exchange in the Exchange Program. If you do not receive a packet in the next week or so, please send an email to exchangeprogram@rhd.com and we will get a duplicate packet to you.
Tender offer statement
This is for informational purposes only and is not an offer to buy, or the solicitation of any offer to sell, any shares. The full details of any tender offer, including complete instructions on how to tender will be included in the Schedule TO and related materials, which have been mailed to holders of options and stock appreciation rights (SARs) in connection with commencement of the offer. Holders of options and SARs should read carefully such materials because they contain important information. Holders of options and SARs may obtain free copies of such materials filed by the Company with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Holders of options and SARs also may obtain copies of these documents, free of charge, from the Company.